NO ACT

PE
1-8-09

09035387

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 9, 2009

Received SEC

MAR 0 9 2009

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-9-09

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary
Halliburton Company
Post Office Box 42807
Houston, TX 77242-2807

Re: Halliburton Company
Incoming letter dated January 8, 2009

Dear Mr. Metzinger:

This is in response to your letter dated January 8, 2009 concerning the shareholder proposal submitted to Halliburton by the Sisters of Charity of the Blessed Virgin Mary; Emerald Assurance; CHRISTUS Health; The Sisters of Charity of Saint Elizabeth; the Missionary Oblates of Mary Immaculate; the Convent Academy of the Incarnate Word; St. Scholastica Monastery; the Sisters of Mercy Regional Community of Detroit Charitable Trust; the Mercy Investment Program; the Benedictine Sisters of Mount St. Scholastica, Inc.; the Sisters of St. Mary of Oregon; the Basilian Fathers of Toronto; and Catholic Healthcare West. We also have received a letter on the proponents' behalf dated February 18, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

March 9, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Halliburton Company
Incoming letter dated January 8, 2009

The proposal requests that management review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings.

We are unable to concur in your view that Halliburton may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Halliburton may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164

Email: pmneuhauser@aol.com

February 18, 2009

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mike Reedich, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via email to: shareholderproposal@sec.gov

Re: Shareholder Proposal submitted to Halliburton Company

Dear Sir/Madam:

I have been asked by the Sisters of Charity of the Blessed Virgin Mary, Emerald Assurance, Christus Health, the Sisters of Charity of Saint Elizabeth, the Missionary Oblates of Mary Immaculate (United States Province), the Convent Academy of the Incarnate Word, St. Scholastica Monastery, the Sisters of Mercy Regional Community of Detroit Charitable Trust, the Mercy Investment Program, the Benedictine Sisters of Mount St. Scholastica, the Sisters of St. Mary of Oregon, the Basillian Fathers of Toronto and Catholic Healthcare West (hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of the Halliburton Company. (hereinafter referred to either as "Halliburton" or the "Company"), and who have jointly submitted a shareholder proposal to Halliburton, to respond to the letter dated January 8, 2009, sent to the Securities & Exchange Commission by the Company, in which Halliburton contends that the Proponents' shareholder proposal may be excluded from the Company's year 2009 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Halliburton's year 2009 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponent's shareholder proposal requests Halliburton to amend its Code of Conduct by including a human rights policy therein and to report to the shareholders on the matter.

RULE 14a-8(i)(7)

The Company concedes (page 2, third full paragraph) that a shareholder proposal that raises an important social policy issue is not excludable by virtue of Rule 14a-8(i)(7). (See also Release 34-40018 (May 21, 1998), where the Commission stated that proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable, because the proposals would transcend the day-to-day business matters".)

Nevertheless, Halliburton contends that for four reasons the Proponents' shareholder proposal may be omitted by virtue of Rule 14a-8(i)(7).

(i)

The first reason is that the proposal "focuses on: (i) the evaluation of risk" (page 2, second full paragraph). In support of this "focus" the Company cites the three (one generic and two pertaining to the Company) references to "reputational risk' and two (one generic) references to shareholder value. These references comprise 22 words out of the total of 387 words in the proposal. None of these references appear in either the Resolve Clause of the proposal or in its "Supporting Statement", which together form the heart of the proposal and delineate what is being requested. It is difficult in the extreme to believe that several scattered phrases that appear in argumentation constitute the "focus" of the proposal, rather than what is actually being requested, i.e. an amendment to the Company's Code of Conduct to include human rights criteria therein. At no point does the proposal request the Company to engage in an assessment of harm to the Company, but rather the scattered phrases reflect the common sense notion that operating in certain nations can cause reputational harm (see, e.g. the fact that most US companies pulled out of Apartheid South Africa and have pulled out of Burma and the Sudan) and therefore potential impairment of value.

In this connection, it should be noted that the Staff has often opined that phases such as those cited by the Company do not establish that the thrust of a proposal is one of internal risk assessment. Indeed, the proposal at issue in *Exxon Mobil Corporation* (March 18, 2005), the very no-action letter showcased by the Staff in Staff Legal Bulletin No. 14C (June 28, 2005) as an exemplar of a proposal that focuses on external harm rather than internal risk assessment, contained the following statements in its Whereas Clauses and Supporting Statement:

> we believe that there is a need *to study* and *report on the impact on* our company's *value from decisions* to do business in sensitive areas (Emphasis supplied.)
>
> [taking the proposed actions] will enhance our company's image and reputation with consumers . . . and investors;
>
> there is a *need to study* and disclose *the impact on our company's value* from decisions to do business in protected and sensitive areas (Emphasis supplied.)
>
> [the report will allow for an assessment of] the risks created by the company's activity

Similarly, subsequently the Staff has often refused to deem a proposal to be one focusing on internal risk assessment merely because it contains some phrases that refer to the registrant's reputation or the possible financial effects of its actions. See, for example, *Meredith Corporation* (August 21, 2008) (Resolve clause asks for a report "assessing options"); *Mattel, Inc.* (March 24, 2008 ("potential risks"); *Nucor Corporation* (March 6, 2008) ("Nucor faces significant reputational and legal risk"); *Chevron Corporation* (February 25, 2008) (the Resolve clause refers to exposing the registrant to "the risk of government sanctions, negative brand publicity, and consumer boycotts"); *OGE Energy Corp.* (February 27, 2008) ("possible financial implications of climate change"); *Citigroup Inc*, (February 21, 2008) ("may heighten reputational and financial risk"); *Newmont Mining Corporation* (February 5, 2007) ("serious risks to their reputation and share value"); *Dow Chemical Company* (March 2, 2006) ("Proponents believe the Bhopal disaster may continue to damage Dow's reputation, which, in our opinion, may reasonably be expected to affect growth prospects in Asia and beyond"); *Chevron Corporation* (February 28, 2006) (The Supporting Statement sets forth the proponents' belief that the registrant's action "damages Chevron's reputation and credibility . . . jeopardizes our ability to compete in the global marketplace, and may lead to significant financial costs"); *E.I. duPont de Nemours and Co.* (February 24, 2006) ("impact on the company").

In short, an examination of the Proponents' shareholder proposal clearly reveals that the Proponents' proposal does not even remotely call for an internal assessment of risk.

In contrast, the two letters cited by the Company clearly requested that the registrant engage in risk assessment. Thus, the Company's citation of *International Business Machines Corporation* (January 9, 2008) is wholly inapposite. In that letter the proponent did not call for the adoption by the registrant of a human rights policy. Rather, it clearly called on the company to make an internal assessment of risk, as indicated by the Staff's own summary of that proposal:

> The proposal requests that the board establish an independent committee to prepare a report on the potential for damage to IBM's brand name and reputation

> as a result of the sourcing of products and services from the People's Republic of China, and make the report available to shareholders.

In a like manner, the proposal in the *General Electric Company* (January 9, 2008) letter also clearly focused on an internal assessment. As summarized by the Staff, that proposal requested:

> a report on the potential for damage to GE's brand name and reputation as a result of the sourcing of products and services from the People's Republic of China

In conclusion, it is clear beyond peradventure that the Proponents' shareholder proposal is not one calling for a risk assessment

(ii, iii and iv)

The remaining arguments by the Company are difficult to follow or understand. For example, the Company appears to argue that, since the proposal is an amendment to its Code of Business Conduct, or alternatively that it deals with where the Company does business, that a proposal requesting a human rights policy does not implicate a "significant social policy issue" as required by Release 34-40018 (May 21, 1998). This is belied by a long line of Staff decisions which clearly enunciate the proposition that a call for a human rights policy raises a significant policy issue. See, e.g., *Chevron Corporation* (March 21, 2008); *American International Group, Inc,* (March 14, 2008); *Nucor Corporation* (March 6, 2008); *Bank of America Corporation* (February 29, 2008); *Abbott Laboratories* (February 28, 2008); *PepsiCo, Inc* (February 28, 2008); *Citigroup Inc* (February 21, 2008); *Certain Fidelity Funds* (January 22, 2008); *Yahoo! Inc.* (April 16, 2007); *V.F. Corporation* (February 13, 2004); *E.I. du Pont de Nemours and Company* (February 11, 2004); *BJ Services Company* (December 10, 2003; *The TJX Companies, Inc.* (April 5, 2002); *Wal-Mart Stores, Inc.* (April 3, 2002); *E.I. du Pont de Nemours and Company* (March 11, 2002); *The Stride Rite Corporation* (January 16, 2002); *American Eagle Outfitters, Inc.* (March 20, 2001: *PPG Industries, Inc.* (January 22, 2001),

Although the Company also lists "management of the workforce" as a ground for applicability of (i)(7), it makes no argument in support of this contention. Indeed, this is not surprising since the Proponents' shareholder proposal makes no reference whatsoever to the Company's *own* workforce, but rather refers to general labor conditions that may exist in countries around the world. Numerous Staff decisions, including several cited in the preceding paragraph, have held that proposals that call on a company to adopt ILO principles in their human rights policies do not thereby cause the proposal to be excluded as a "workforce" proposal. See, e.g., *V.F. Corporation* (February 13, 2004); *E.I. du Pont de Nemours and Company* (February 11, 2004); *The TJX Companies, Inc.* (April 5, 2002); *Wal-Mart Stores, Inc.* (April 3, 2002); *E.I. du Pont de Nemours and Company* (March 11, 2002); *The Stride Rite Corporation* (January 16, 2002); *American Eagle Outfitters, Inc.* (March 20, 2001: *PPG Industries, Inc.* (January 22, 2001),

Additional Unnumbered Company Argument

The Company also appears to argue (final paragraph, page 4) that the Proponents' proposal is excludable because it calls on the Company to comply with existing law. This is a wholly incomprehensible reading of a proposal that calls on Halliburton to go *beyond* the law and establish a voluntary human rights policy.

In summary, the Company has failed to establish the applicability of Rule 14a-8(i)(7) to the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Bruce A. Metzinger, Esq.
All proponents
Rev David Schilling
Laura Berry

HALLIBURTON

1401 McKinney Street, Suite 2400 • Post Office Box 42807 (77242-2807) • Houston, TX 77010-4035
Phone 713.759.2600

January 8, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
shareholderproposals@sec.gov

RE: Halliburton Company: Request for No-Action Advice;
Stockholder Proposal of Sisters of Charity of the Blessed Virgin Mary (the "Proponent")

Dear Sir/Madam:

The Proponent has submitted recitals (the WHEREAS paragraphs), a resolution and supporting statements (together, the "Proposal") to be included in Halliburton Company's proxy materials for the Annual Meeting of Halliburton Company ("Halliburton") stockholders scheduled to be held on May 20, 2009. The same proposals have been submitted by several other stockholders as co-proponents. This request for no-action advice is being submitted via email to shareholderproposals@sec.gov pursuant to Staff Legal Bulletin No. 14D dated November 7, 2008. A copy of each of the Proposal and of this letter accompanies this email. The co-proponent proposals, which are all duplicates of the Proposal, are also included.

The resolution provides: "Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2009."

For the reasons detailed below, Halliburton intends to omit the Proposal from its 2009 proxy materials pursuant to Rule 14a-8. Halliburton requests that the Staff of the Division of Corporation Finance (the "Staff") recommend to the Securities and Exchange Commission (the "Commission") that no enforcement action will be taken if Halliburton omits the Proposal from its 2009 proxy statement.

The Proposal is excludable as relating to Halliburton's ordinary business operations.

Rule 14a-8(i)(7) allows a company to exclude proposals and supporting materials that relate to a company's ordinary business operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

As described by the Commission in the 1998 Release, there are two central considerations on which the policy of the ordinary business exclusion is based. The release states, "The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The release goes on to state, "The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

For the reasons addressed below, the Proposal relates to Halliburton's ordinary business operations because the Proposal focuses on:

(i) the evaluation of risks;
(ii) the sufficiency of our Code of Business Conduct;
(iii) our places of operation; and
(iv) management of the workforce.

While a significant social policy issue may protect a proposal from challenge under the ordinary business exclusion, in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff stated that "[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." While that statement was made specifically with respect to proposals that address environmental or public health issues, a number of companies have argued in their requests to exclude stockholder proposals that the statement reflects the standard generally applied by the Staff in evaluating whether proposals may be excluded under Rule 14a-8(i)(7). A recent matter expressing that understanding in which the requested no-action relief was granted was *General Electric Company*, SEC No-action Letter (January 9, 2008). To consider the resolution in context, the recitals need to be considered. They are set out in their entirety below. I have numbered them for ease of reference.

1. "Halliburton is one of the world's largest providers of products and services to the oil and gas industries and has operations globally. For example, the 2007 Halliburton Corporate Sustainability Report states: "... we are fully global, with over 50,000 employees from 121 different countries, working on six of the seven continents and on the oceans in between."

2. Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

3. Worldwide, 99 companies have adopted explicit human rights policies addressing a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2006)

4. Our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Country Human Rights Reports 2005; http://www.state.gov/g/drl/rls/hrrpt/2005/)

5. Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Halliburton former subsidiary KBR has been linked to trafficking-related concerns, including substandard living conditions, extremely low wages and confiscating employee passports. (Chicago Tribune, 12-05; UPI, 4-25-06)

6. We recommend our company base its human rights policies on the Universal Declaration of Human Rights, the International Labor Organization's Core Labor Standards, and the United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights.
(http://www1.umn.edu/humanrts/links/commentary.Aug2003.html)

The first recital describes the global scope of Halliburton's operations; no social policy is addressed. The second recital describes "serious risks to reputation and shareholder value" and refers to "operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards," making a generic reference to human rights violations. The third recital indicates that 99 companies have adopted explicit human rights policies. The fourth recital indicates that our "Code of Business Conduct does not address major corporate responsibility issues" and "Halliburton faces reputation risk" by not having a human rights policy. The fifth recital indicates that "negative publicity hurts our company's reputation" and "has the potential to impact shareholder value" and refers to a former subsidiary, KBR, having been linked to trafficking-related concerns, including "substandard living conditions" and "extremely low wages". The sixth recital recommends that we base our human rights policies on three referenced policies, though those policies are not described.

As pointed out in the prior paragraph, the recitals refer to "serious risks to reputation and shareholder value," "operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards," "Code of Business Conduct does not address major corporate responsibility issues," "Halliburton faces reputation risk," "negative publicity hurts our company's reputation," "has the potential to impact shareholder value," and in the context of employees of a former subsidiary "substandard living conditions" and "extremely low wages". All these matters and the thrust of the recitals are focused on ordinary business operations, particularly, evaluation of risks, the sufficiency of our Code of Business Conduct, places where we do business and management of the workforce. Further, the resolution calls on the Board to review its policies and to assess where the company needs to adopt and implement additional policies. The Proposal then, when considered in its entirety, focuses on Halliburton's ordinary business operations and the references to human rights do not articulate a social policy issue that would override the ordinary business operations nature of the Proposal.

In *International Business Machines Corporation* (January 9, 2008), a proposal requesting that the board establish an independent committee to prepare a report on the potential for damage to IBM's brand name and reputation as a result of the sourcing of products and services from the People's Republic of China, and make the report available to shareholders was excludable under Rule 14a-8(i)(7), as relating to IBM's ordinary business operations (i.e., evaluation of risk). Similar to the Proposal, the supporting statement accompanying the proposal received by IBM refers to unfavorable press that China has received due to violations of human rights, makes other references to human rights abuses and makes a number of references to damage to IBM's reputation.

The Staff has determined on numerous occasions that proposals pertaining to compliance with laws or requesting implementation of policies regarding compliance with laws are excludable under Rule 14a-8(i)(7). See *Monsanto Company*, SEC No-action Letter (November 3, 2005) (proposal requesting that the board establish an ethics oversight committee to insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act, may be excluded as relating to its ordinary business operations (i.e. general conduct of a legal compliance program)); *Costco Wholesale Corporation*, SEC No-action Letter (December 11, 2003) (proposal requesting that the board develop a thorough Code of Ethics that would address issues of bribery and corruption and report on this Code could be excluded as relating to ordinary business operations); *Chrysler Corporation*, SEC No-action Letter (February 18, 1998) (proposal requesting that the board initiate a review of the company's code or standards for its international operations and prepare a report to be made available to shareholders could be excluded under Rule 14a-8(c)(7)); *Crown Central Petroleum Corporation*, SEC No-action Letter (February 19, 1997) (proposal requesting that the board investigate and report on compliance with applicable laws regarding sales of cigarettes to minors could be excluded as relating to ordinary business operations); and *Lockheed Martin Corporation*, SEC No-action Letter (January 29, 1997) (proposal mandating that the board evaluate whether the company has a legal compliance program that reviews conflicts of interest and the hiring of former government officials and employees and report on its findings could be excluded under Rule 14a-8(c)(7)).

The Staff has also determined that a proposal requesting that the board amend the company's Equality of Opportunity policy to bar intimidation of company employees exercising their right to freedom of association, develop systems to prevent future violations of federal labor law, and publish periodic reports to shareholders on its progress on numerous occasions was excludable under Rule 14a-8(i)(7) (i.e., relations between the company and its employees). *Wal-Mart Stores, Inc.* (January 23, 2006).

For the reasons set forth above, the report is excludable under Rule 14a-8(i)(7) as pertaining to Halliburton's ordinary business operations. We ask that the Staff recommend to the Commission that no action be taken if the Proposal is omitted.

Halliburton intends to file its 2009 proxy statement and form of proxy no earlier than April 1, 2009. Halliburton submits that the reasons set forth above in support of omission of the Proposal are adequate and have been filed in a timely manner in compliance with Rule 14a-8(j) (not later than 80 days prior to the filing of definitive proxy material).

By copy of this letter, Halliburton hereby notifies the Proponent and co-proponents of Halliburton's intention to omit the Proposal from Halliburton's proxy statement and form of proxy for the 2009 Annual Meeting.

If you have any questions or require further information, please do not hesitate to contact me (713-759-2623).

Respectfully submitted,

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary

Attachment

cc: See attached distribution list

Distribution details for Proponent and co-proponents

1. The Sisters of Charity of the Blessed Virgin Mary
   Gwen Farry, BVM
   Fax (312) 641-1250
   gwenbvm@aol.com

2. Emerald Assurance
   Donna Meyer, Ph.D.
   Fax (281) 936-7821

3. Christus Health
   Donna Meyer, Ph.D.
   Fax (281) 936-7821

4. The Sisters of Charity of Saint Elizabeth
   Sister Barbara Aires, SC
   Fax (973) 290-5441

5. The Missionary Oblates of Mary Immaculate
   Seamus P. Finn, OMI, Director
   Fax (202) 529-4572

6. Convent Academy of the Incarnate Word
   Beatrice A. Reyes, Treasurer
   Fax (512) 883-2185

7. St. Scholastica Monastery
   Sister Cabrini Schmitz, President
   Fax (479) 782-4352

8. The Sisters of Mercy Regional Community of Detroit Charitable Trust
   Valerie Heinonen, o.s.u.
   Fax (248) 476-4222

9. The Mercy Investment Program
   Valerie Heinonen, o.s.u.
   Fax (212) 674-2542

10. The Benedictine Sisters of Mount St. Scholastica, Inc.
    Rose Marie Stallbaumer, OSB
    Fax (913) 360-6190

11. The Sisters of St. Mary of Oregon
Sister Charlene Herinckx, SSMO
Fax (503) 646-1102

12. The Basilian Fathers of Toronto
Margaret Weber
Fax N/A
Email weber@igc.org

13. Catholic Healthcare West
Sister Susan Vickers, RSM
Fax (415) 438-5724

Sisters of Charity of Blessed Virgin Mary BVM

Gwen M. Farry, BVM
205 W. Monroe Suite 500
Chicago, IL 60606-5062

November 20, 2008

David J. Lesar
Board Chair, President and CEO
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010

Dear Mr. Lesar:

The Sisters of Charity of the Blessed Virgin Mary (BVM) have been interested in Halliburton's commitment to being a "good corporate citizen" by implementing a Code of Business Conduct in its global operations. We are concerned that our company's code does not address a major corporate responsibility issue: implementation, monitoring and enforcement of human rights protections. I am authorized to notify you of our intention to file the enclosed shareholder proposal for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14, A-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Sisters of Charity of the Blessed Virgin Mary are owners of at least 100 shares of Halliburton stock. We have held this stock for over one year and intend to retain these shares at least through the date of the 2009 annual meeting. Verification of ownership is enclosed.

Please send any materials for the filers of this resolution to all co-filers and to me as the contact person:
Gwen Farry, BVM
Phone: 312-641-5151
Fax: 312-641-1250
gwenbvm@aol.com

We hope that the Board of Directors will agree to support this shareholder proposal, and would be happy to meet with you before the annual meeting to discuss this matter.

Sincerely,

Gwen M Farry, BVM

Gwen M. Farry, BVM
Sisters of Charity of the Blessed Virgin Mary
205 W Monroe, Suite 500
Chicago, IL 60606-5062

Develop and Adopt Human Rights Policy
2009-- Halliburton Company

WHEREAS:

Halliburton is one of the world's largest providers of products and services to the oil and gas industries and has operations globally. For example, the 2007 Halliburton Corporate Sustainability Report states: "…we are fully global, with over 50,000 employees from 121 different countries, working on six of the seven continents and on the oceans in between."

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Worldwide, 99 companies have adopted explicit human rights policies addressing a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2006)

Our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Country Human Rights Reports 2005; http://www.state.gov/g/drl/rls/hrrpt/2005/)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Halliburton former subsidiary KBR has been linked to trafficking-related concerns, including substandard living conditions, extremely low wages and confiscating employee passports. (Chicago Tribune, 12-05; UPI, 4-25-06)

We recommend our company base its human rights policies on the Universal Declaration of Human Rights, the International Labor Organization's Core Labor Standards, and the United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (http://www1.umn.edu/humanrts/links/commentary.Aug2003.html)

RESOLVED:

Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2009.

Supporting Statement:

We recommend the review include:
1. A risk assessment to determine the potential for human rights abuses in locations, such as the Middle East and other war-torn areas, where the company operates.
2. A report on the current system in place to ensure that the company's contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.
3. Halliburton's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

Wealth Management Group
Unique Needs. Specific Solutions.

1398 Central Avenue
P.O. Box 747
Dubuque, IA 52004-0747
Phone: (563) 589-2133
Toll Free: (866) 397-2133
Fax: (563) 589-2030
www.dubuquebank.com

October 14, 2008

Gwen M. Farry, BVM
8th Day Center
205 W. Monroe
Chicago, IL 60606

Re: Sisters of Charity, BVM – Shareholder Activism
FISMA & OMB Memorandum M-07-16

Dear Sister Gwen:

We hereby certify that the Sisters of Charity, BVM are the owners of at least 100 shares of Halliburton Co. common stock held for at least one year prior to this date. The Sisters will retain this stock until at least after the shareholders' meeting.

Sincerely,

Rita McCarthy, CTFA
Vice President & Trust Officer

RAM/jmr

cc: Laura Reicks, RSM

DB&T DUBUQUE BANK & TRUST
MEMBER HEARTLAND FINANCIAL USA, INC.

CHRISTUS Health

November 24, 2008

David J. Lesar
Board Chair, President and CEO
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010

Dear Mr. Lesar,

Emerald Assurance believes that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We have been interested in Halliburton's commitment to being a "good corporate citizen" by implementing a Code of Business Conduct in global operations. We are concerned that your company's code does not address a major corporate responsibility issue: implementation, monitoring and enforcement of human rights protections.

I am hereby authorized to notify you of Emerald Assurance's intention to submit this shareholder proposal for inclusion in the proxy statement for consideration and action by the shareholders at the 2009 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Emerald Assurance is the owner of sufficient shares of Halliburton stock. They have held this stock for over 1 year and intend to hold $2,000 worth through the date of the 2009 Annual Meeting. Verification of ownership will follow.

Please send any materials for the filers of this resolution to all co-filers and to the contact person:
Gwen Farry, BVM
Phone: 312.641.5151
Fax: 312.641.1250
gwenbvm@aol.com

We hope that the Board of Directors will agree to support this shareholder proposal, and would be happy to meet with you before the annual meeting to discuss this matter.

Sincerely,

Donna Meyer

Donna Meyer, Ph.D.
Sr. System Director - Community Health

DMM/rsv

Cc: Gwen Farry, BVM
Sr. Susan Mika
Julie Wokaty
Gary Swope

2600 North Loop West | Houston | TX 77092
Tel 713.681.8877

Develop and Adopt Human Rights Policy
2009-- Halliburton Company

WHEREAS:

Halliburton is one of the world's largest providers of products and services to the oil and gas industries and has operations globally. For example, the 2007 Halliburton Corporate Sustainability Report states: "...we are fully global, with over 50,000 employees from 121 different countries, working on six of the seven continents and on the oceans in between."

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Worldwide, 99 companies have adopted explicit human rights policies addressing a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2006)

Our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Country Human Rights Reports 2005; http://www.state.gov/g/drl/rls/hrrpt/2005/)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Halliburton former subsidiary KBR has been linked to trafficking-related concerns, including substandard living conditions, extremely low wages and confiscating employee passports. (Chicago Tribune, 12-05; UPI, 4-25-06)

We recommend our company base its human rights policies on the Universal Declaration of Human Rights, the International Labor Organization's Core Labor Standards, and the United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (http://www1.umn.edu/humanrts/links/commentary.Aug2003.html)

RESOLVED:

Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2009.

Supporting Statement:

We recommend the review include:
1. A risk assessment to determine the potential for human rights abuses in locations, such as the Middle East and other war-torn areas, where the company operates.
2. A report on the current system in place to ensure that the company's contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.
3. Halliburton's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

BNY MELLON
ASSET SERVICING

November 26, 2008

David J. Lesar
Board Chair, President and CEO
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010

Dear Mr. Lesar,

This letter is to inform you that Emerald Assurance held a total of 800 shares as of November 24, 2008 in their accounts at Mellon. The total market value of these shares is greater than $2,000. They have held shares in your company continuously for at least one year and will hold at least $2,000 worth of the shares through the 2009 annual meeting of Halliburton. This letter is being sent in conjunction with the letter from Donna Meyer regarding their intention to file.

If you have any further questions, please contact me at 412-234-5717.

Sincerely,

Carole Bruno

Carole Bruno
Assistant Officer
Custodian for Christus Health

Cc: Raquel Villareal; Christus Health

CHRISTUS Health

November 24, 2008

David J. Lesar
Board Chair, President and CEO
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010

Dear Mr. Lesar,

CHRISTUS Health believes that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We have been interested in Halliburton's commitment to being a "good corporate citizen" by implementing a Code of Business Conduct in global operations. We are concerned that your company's code does not address a major corporate responsibility issue: implementation, monitoring and enforcement of human rights protections.

I am hereby authorized to notify you of our intention to submit this shareholder proposal for inclusion in the proxy statement for consideration and action by the shareholders at the 2009 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

CHRISTUS Health is the owner of sufficient shares of Halliburton stock. We have held this stock for over 1 year and intend to hold $2,000 worth through the date of the 2009 Annual Meeting. Verification of ownership will follow.

Please send any materials for the filers of this resolution to all co-filers and to the contact person:
Gwen Farry, BVM
Phone: 312.641.5151
Fax: 312.641.1250
gwenbvm@aol.com

We hope that the Board of Directors will agree to support this shareholder proposal, and would be happy to meet with you before the annual meeting to discuss this matter.

Sincerely,

Donna Meyer, Ph.D.
Sr. System Director - Community Health

DMM/rsv

Cc: Gwen Farry, BVM
Sr. Susan Mika
Julie Wokaty

2600 North Loop West | Houston | TX 77092
Tel 713.681.8877

Develop and Adopt Human Rights Policy
2009-- Halliburton Company

WHEREAS:

Halliburton is one of the world's largest providers of products and services to the oil and gas industries and has operations globally. For example, the 2007 Halliburton Corporate Sustainability Report states: "…we are fully global, with over 50,000 employees from 121 different countries, working on six of the seven continents and on the oceans in between."

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Worldwide, 99 companies have adopted explicit human rights policies addressing a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2006)

Our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Country Human Rights Reports 2005; http://www.state.gov/g/drl/rls/hrrpt/2005/)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Halliburton former subsidiary KBR has been linked to trafficking-related concerns, including substandard living conditions, extremely low wages and confiscating employee passports. (Chicago Tribune, 12-05; UPI, 4-25-06)

We recommend our company base its human rights policies on the Universal Declaration of Human Rights, the International Labor Organization's Core Labor Standards, and the United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (http://www1.umn.edu/humanrts/links/commentary.Aug2003.html)

RESOLVED:

Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2009.

Supporting Statement:

We recommend the review include:
1. A risk assessment to determine the potential for human rights abuses in locations, such as the Middle East and other war-torn areas, where the company operates.
2. A report on the current system in place to ensure that the company's contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.
3. Halliburton's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

BNY MELLON
ASSET SERVICING

November 26, 2008

David J. Lesar
Board Chair, President and CEO
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010

Dear Mr. Lesar,

This letter is to inform you that Christus Health held a total of 1695 shares as of November 24, 2008 in their accounts at Mellon. The total market value of these shares is greater than $2,000. They have held shares in your company continuously for at least one year and will hold at least $2,000 worth of the shares through the 2009 annual meeting of Halliburton. This letter is being sent in conjunction with the letter from Donna Meyer regarding their intention to file.

If you have any further questions, please contact me at 412-234-5717.

Sincerely,

Carole Bruno
Assistant Officer
Custodian for Christus Health

Cc: Raquel Villareal; Christus Health

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

November 24, 2008

Mr. David J. Lesar
Chairman and Chief Executive Officer
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010

Dear Mr. Lesar,

The Sisters of Charity of Saint Elizabeth continue to see how our Company's Code of Conduct is implemented in the global economy. We, therefore, request the Board of Directors to review its policies related to human rights as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of **at least** 500 shares of stock. Under separate cover you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to co-sponsor this resolution with the Sisters of Charity of the Blessed Virgin Mary for consideration by the stockholders at the next annual meeting I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders please include it in the corporation's proxy material attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc
SBA/an

SISTERS OF CHARITY OF SAINT ELIZABETH NEW JERSEY

BAIRES@SCNJ.ORG

973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

Develop and Adopt Human Rights Policy
2009-- Halliburton Company

WHEREAS:

Halliburton is one of the world's largest providers of products and services to the oil and gas industries and has operations globally. For example, the 2007 Halliburton Corporate Sustainability Report states: "...we are fully global, with over 50,000 employees from 121 different countries, working on six of the seven continents and on the oceans in between."

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Worldwide, 99 companies have adopted explicit human rights policies addressing a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2006)

Our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Country Human Rights Reports 2005; http://www.state.gov/g/drl/rls/hrrpt/2005/)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Halliburton former subsidiary KBR has been linked to trafficking-related concerns, including substandard living conditions, extremely low wages and confiscating employee passports. (Chicago Tribune, 12-05; UPI, 4-25-06)

We recommend our company base its human rights policies on the Universal Declaration of Human Rights, the International Labor Organization's Core Labor Standards, and the United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (http://www1.umn.edu/humanrts/links/commentary.Aug2003.html)

RESOLVED:

Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2009.

Supporting Statement:

We recommend the review include:
1. A risk assessment to determine the potential for human rights abuses in locations, such as the Middle East and other war-torn areas, where the company operates.
2. A report on the current system in place to ensure that the company's contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.
3. Halliburton's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

Ashfield
CAPITAL PARTNERS

750 Battery Street, Suite 600
San Francisco, CA 94111

MAIN 415 391-4747
FAX 415 391-1234
www.ashfield.com

November 25, 2008

Mr. David J. Lesar
Chairman and Chief Executive Officer
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010

RE: The Sisters of Charity of Saint Elizabeth

Dear Mr. Lesar,

This letter along with the enclosed asset detail shall serve as proof of beneficial ownership of 500 shares of Halliburton for The Sisters of Charity of Saint Elizabeth. These shares have been held for one year and will be retained through the annual meeting.

Please feel free to contact me should you need anything further.

Sincerely,

Kelli K. Hill
Portfolio Manager
Ashfield Capital Partners, LLC
415.391.4747

Cc Sister Barbara Aires

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

November 26, 2008

Mr. David J. Lesar
Chairperson of the Board, President and CEO
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010

Dear Mr. Lesar:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 60 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $110 billion. We are the beneficial owners of 6,000 shares of Halliburton. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

My Oblate confreres and I are interested in Halliburton's commitment to human rights policy and its implementation.

It is with this in mind that I write to inform you of our intention to co-file the enclosed stockholder resolution with the Sisters of Charity of the Blessed Virgin Mary (BVM), for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The contact for this is Sr. Gwen Farry.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI, Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE ◆ Washington, DC 20017 ◆ Tel: 202-529-4505 ◆ Fax: 202-529-4572
Website: www.omiusajpic.org

Human Rights - Develop & Adopt Policies

2009 – Halliburton Company

WHEREAS: Halliburton is one of the world's largest providers of products and services to the oil and gas industries and has operations globally. For example, the 2007 Halliburton Corporate Sustainability Report states:

"…we are fully global, with over 50,000 employees from 121 different countries, working on six of the seven continents and on the oceans in between."

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Worldwide, 99 companies have adopted explicit human rights policies addressing a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2006)

Our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Country Human Rights Reports 2005; http://www.state.gov/g/drl/rls/hrrpt/2005/)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Halliburton former subsidiary KBR has been linked to trafficking-related concerns, including substandard living conditions, extremely low wages and confiscating employee passports. (Chicago Tribune, 12-05; UPI, 4-25-06)

We recommend our company base its human rights policies on the Universal Declaration of Human Rights, the International Labor Organization's Core Labor Standards, and the United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (http://www1.umn.edu/humanrts/links/commentary.Aug2003.html)

RESOLVED: Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2009.

Supporting Statement:

We recommend the review include:

1. A risk assessment to determine the potential for human rights abuses in locations, such as the Middle East and other war-torn areas, where the company operates.

2. A report on the current system in place to ensure that the company's contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.

3. Halliburton's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

M&T Investment Group

M&T Bank, 25 South Charles Street, P.O. Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLLFREE 866 848 0383 FAX 410 545 2762

November 26, 2008

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 6,000 shares of Halliburton and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver

S Bernadette Greaver
Trust Officer - Custody Administration
M & T Bank- MD2-CSMM
25 S Charles Street
Baltimore, Md 21201
410-545-2765
fax 410-545-2762
sgreaver@mtb.com

Convent Academy of the Incarnate Word

2930 South Alameda
Corpus Christi, TX 78404-2798
361-882-5413
Fax 361-880-4152

Date: December 2, 2008
To: Sherry Williams
Fax: 713-759-2619
Re: 2009 Stockholder Resolution
Sender: Convent Academy of the Incarnate Word

Pages: 4 including this cover sheet.

Ms. Williams:

Attached is letter to Mr. Lesar, CEO. I have been informed that we can fax this to you.

Thank you for your attention to this matter.

B. Reyes, Treasurer

Convent Academy of the Incarnate Word

CONVENT ACADEMY OF THE INCARNATE WORD

2930 South Alameda
Corpus Christi, TX 78404-2798

Telephone 512/882-5413
Fax 512/883-2185

December 1, 2008

David J. Lesar
Board Chair, President and CEO
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010

Dear Mr. Lesar:

Convent Academy of the Incarnate Word has been interested in Halliburton's commitment to being a "good corporate citizen" by implementing a Code of Business Conduct in its global operations. We are concerned that our company's code does not address a major corporate responsibility issue: implementation, monitoring and enforcement of human rights protections.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Sisters of Charity of the Blessed Virgin Mary for consideration and action by the shareholders at the 2009 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2009 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 226 shares of Halliburton stock and intend to hold $2,000 worth through the date of the 2009 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be: Sr. Gwen Farry, BVM at 312-641-5151 or gwenbvm@aol.com.

Sincerely,

Beatrice A. Reyes

Beatrice A. Reyes, Treasurer
Convent Academy of the Incarnate Word

Enclosure: 2009 Shareholder Resolution

Develop and Adopt Human Rights Policy

2009-- Halliburton Company

WHEREAS:

Halliburton is one of the world's largest providers of products and services to the oil and gas industries and has operations globally. For example, the 2007 Halliburton Corporate Sustainability Report states:
"...we are fully global, with over 50,000 employees from 121 different countries, working on six of the seven continents and on the oceans in between."

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Worldwide, 99 companies have adopted explicit human rights policies addressing a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2006)

Our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Country Human Rights Reports 2005; http://www.state.gov/g/drl/rls/hrrpt/2005/)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Halliburton former subsidiary KBR has been linked to trafficking-related concerns, including substandard living conditions, extremely low wages and confiscating employee passports. (Chicago Tribune, 12-05; UPI, 4-25-06)

We recommend our company base its human rights policies on the Universal Declaration of Human Rights, the International Labor Organization's Core Labor Standards, and the United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights.
(http://www1.umn.edu/humanrts/links/commentary.Aug2003.html)

RESOLVED:

Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2009.

2009-- Halliburton Company

SUPPORTING STATEMENT:

We recommend the review include:

1. A risk assessment to determine the potential for human rights abuses in locations, such as the Middle East and other war-torn areas, where the company operates.

2. A report on the current system in place to ensure that the company's contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.

3. Halliburton's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

UBS Financial Services Inc.
800 N. Shoreline Blvd.
Suite 160 North Tower
Corpus Christi, TX 78401-3701
Tel. 361-884-9966
Fax 361-884-9559
800-765-4430

www.ubs.com

December 1, 2008

David J. Lesar
Board Chair, President and CEO
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010

Re: Convent Academy of the Incarnate Word

FISMA & OMB Memorandum M-07-16

Dear Mr. Lesar,

This letter is to confirm that the Convent Academy of the Incarnate Word has been a beneficiary owner of 226 shares of Halliburton Co. and have held such stock for a least 1 year as of this date.

Sincerely,

Kim K. Sellars
Operations Manager

KS/ao

CC: Beatrice A. Reyes, Treasurer
Convent Academy of the Incarnate Word

FACSIMILE COVER SHEET

ST. SCHOLASTICA MONASTERY
1301 S. ALBERT PIKE
PO BOX 3489
FORT SMITH ARKANSAS, 72913-3489
(FAX)1-479-782-4352
(TELEPHONE)1-479- 783-4147
Email: monastery@scholasticafortsmith.org

TO: ATTN: SHERRY WILLIAMS

FAX NUMBER DIALED: 713-759-2619

FROM: SR CABRINI SCHMITZ DATE: 12-2-2008

TIME: ________

PAGES (including this cover sheet) 1 + 2

__URGENT - PLEASE HAND DELIVER

MESSAGE : FILING RESOLUTION - HALLIBURTON.

12-02-2008 11:24AM FROM

713-759-2619

ST. SCHOLASTICA MONASTERY

Benedictine Sisters

1301 South Albert Pike
Post Office Box 3489
Fort Smith, Arkansas 72913-3489
Telephone (479) 783-4147

December 1, 2008

David J. Lesar
Board Chair, President and CEO
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010

Dear Mr. Lesar:

St. Scholastica Monastery has been interested in Halliburton's commitment to being a "good corporate citizen" by implementing a Code of Business Conduct in its global operations. We are concerned that our company's code does not address a major corporate responsibility issue: implementation, monitoring and enforcement of human rights protections.

I am hereby authorized to notify you of our intention to co- file this shareholder proposal with the Sisters of Charity of the Blessed Virgin Mary for consideration and action by the shareholders at the 2009 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2009 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 1,108 shares of Intel stock and intend to hold $2,000 worth through the date of the 2009 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be: Sr. Gwen Farry, BVM at 312-641-5151 or gwenbvm@aol.com.

Sincerely,

Sister Cabrini Schmitz

Sister Cabrini Schmitz, President

Enclosure: 2009 Shareholder Resolution

Develop and Adopt Human Rights Policy

2009-- Halliburton Company

WHEREAS:

Halliburton is one of the world's largest providers of products and services to the oil and gas industries and has operations globally. For example, the 2007 Halliburton Corporate Sustainability Report states:
"...we are fully global, with over 50,000 employees from 121 different countries, working on six of the seven continents and on the oceans in between."

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Worldwide, 99 companies have adopted explicit human rights policies addressing a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2006)

Our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Country Human Rights Reports 2005; http://www.state.gov/g/drl/rls/hrrpt/2005/)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Halliburton former subsidiary KBR has been linked to trafficking-related concerns, including substandard living conditions, extremely low wages and confiscating employee passports. (Chicago Tribune, 12-05; UPI, 4-25-06)

We recommend our company base its human rights policies on the Universal Declaration of Human Rights, the International Labor Organization's Core Labor Standards, and the United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (http://www1.umn.edu/humanrts/links/commentary.Aug2003.html)

RESOLVED:

Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2009.

Supporting Statement:

We recommend the review include:
1. A risk assessment to determine the potential for human rights abuses in locations, such as the Middle East and other war-torn areas, where the company operates.
2. A report on the current system in place to ensure that the company's contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.
3. Halliburton's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

2200 N Rodney Parham
Suite 100
Little Rock, AR 72212

Tel 501-221-6100
Fax 501-221-6162

citi smith barney

December 2, 2008

David J Lesar
Board Chair, President and CEO
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010

RE: Halliburton

St Scholastica Monastery owns 843 shares of Halliburton, who's value as of 12-1-08 was $ 12,745. They have been held for more than one year. Per St Scholastica Monastery instructions these shares will be held thru your next annual meetings.

Sincerely

Lori Roberts
Vice President – Wealth Management
Control Administrator

Citigroup Global Markets Inc.

Sisters of Mercy of the Americas
ermanas de la Misericordia de las Américas

WEST MIDWEST COMMUNITY

November 28, 2008

David J. Lesar, Chair, President and CEO
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010-4008

Dear Mr. Lesar:

On behalf of the Sisters of Mercy Regional Community of Detroit Charitable Trust, I am authorized to submit the following resolution which asks management to review policies related to human rights to assess areas where the company needs to adopt and implement additional policies, for inclusion in the 2009 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Mercy Trust is cosponsoring this resolution with the Sisters of Charity BVM and others associated with the Interfaith Center on Corporate Responsibility.

We are continuing to file this resolution because almost on a daily basis, public media report human rights abuses. Granted some relate to the military but many are connected to corporations, their practices and their employees.

The Sisters of Mercy Regional Community of Detroit Charitable Trust is the beneficial owner of 2000 shares of Halliburton stock. Verification of ownership follows. We plan to hold stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
NY NY 10009
heinonenv@juno.com 212 674 2542

29000 Eleven Mile Road • Farmington Hills, MI 48336-1405
Phone: (248) 476-8000 • Fax (248) 476-4222 • www.mercywestmidwest.org

Develop and Adopt Human Rights Policy
2009-- Halliburton Company

WHEREAS:

Halliburton is one of the world's largest providers of products and services to the oil and gas industries and has operations globally. For example, the 2007 Halliburton Corporate Sustainability Report states: "...we are fully global, with over 50,000 employees from 121 different countries, working on six of the seven continents and on the oceans in between."

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Worldwide, 99 companies have adopted explicit human rights policies addressing a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2006)

Our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Country Human Rights Reports 2005; http://www.state.gov/g/drl/rls/hrrpt/2005/)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Halliburton former subsidiary KBR has been linked to trafficking-related concerns, including substandard living conditions, extremely low wages and confiscating employee passports. (Chicago Tribune, 12-05; UPI, 4-25-06)

We recommend our company base its human rights policies on the Universal Declaration of Human Rights, the International Labor Organization's Core Labor Standards, and the United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (http://www1.umn.edu/humanrts/links/commentary.Aug2003.html)

RESOLVED:

Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2009.

Supporting Statement:

We recommend the review include:
1. A risk assessment to determine the potential for human rights abuses in locations, such as the Middle East and other war-torn areas, where the company operates.
2. A report on the current system in place to ensure that the company's contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.
3. Halliburton's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

STATE STREET.

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

December 26, 2008

David J. Lesar, Chair, President and CEO
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010-4008

Dear Mr. Lesar:

This letter will certify that, as of December 26, 2008, State Street Bank and Trust Company, as Custodian, held for the beneficial interest of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit 1,200 shares of Halliburton.

Further, please note that State Street Bank and Trust Company has continuously held at least $7,000 in market value of Halliburton on behalf of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit since November 30, 2005.

If you have any questions concerning this master, please do not hesitate to contact me at 816.871.7223.

Sincerely,

Richard M. Davis
Assistant Vice President
State Street Bank and Trust

cc: Sr. Valerie Heinonen

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Telephone and Fax 212-674-2542 ~ E-mail heinonenv@~~juno.com~~

November 28, 2008

David J. Lesar, Chair, President and CEO
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010-4008

Dear Mr. Lesar:

On behalf of the Mercy Investment Program, I am authorized to submit the enclosed resolution, which requests management to review our Company's human rights policies to assess areas where there is need to adopt and implement additional policies and to report its findings to shareholders, for inclusion in the proxy statement for the next annual meeting under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Program is cosponsoring this resolution with the Sisters of Charity BVM. Gwen Farry, BVM is the contact person for any conversation about this resolution. Please contact me directly if the matter relates to SEC regulations.

We believe negative publicity has the potential to impact shareholder value. Sometimes the attention is fleeting—at other times, particularly with respect to incidents in Asia and Africa, publicity persists or resurfaces. This is true in the case of the Middle East, where, particularly in Iraq, the allegations of trafficking and abuse of workers raise questions about management oversight, company policies and procedures and how codes of behavior are enforced. We were pleased to have a brief conversation with you last year and hope that you will contact Sister Gwen Farry once again.

Mercy Investment Program is the beneficial owner of 1700 shares of Halliburton stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu

Valerie Heinonen, o.s.u.

Develop and Adopt Human Rights Policy
2009-- Halliburton Company

WHEREAS:

Halliburton is one of the world's largest providers of products and services to the oil and gas industries and has operations globally. For example, the 2007 Halliburton Corporate Sustainability Report states: "...we are fully global, with over 50,000 employees from 121 different countries, working on six of the seven continents and on the oceans in between."

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Worldwide, 99 companies have adopted explicit human rights policies addressing a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2006)

Our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Country Human Rights Reports 2005; http://www.state.gov/g/drl/rls/hrrpt/2005/)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Halliburton former subsidiary KBR has been linked to trafficking-related concerns, including substandard living conditions, extremely low wages and confiscating employee passports. (Chicago Tribune, 12-05; UPI, 4-25-06)

We recommend our company base its human rights policies on the Universal Declaration of Human Rights, the International Labor Organization's Core Labor Standards, and the United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (http://www1.umn.edu/humanrts/links/commentary.Aug2003.html)

RESOLVED:

Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2009.

Supporting Statement:

We recommend the review include:
1. A risk assessment to determine the potential for human rights abuses in locations, such as the Middle East and other war-torn areas, where the company operates.
2. A report on the current system in place to ensure that the company's contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.
3. Halliburton's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

Chris Robinson
Trust Officer
The Northern Trust
50 South LaSalle Street, B-8
Chicago, Illinois 60675

Northern Trust

December 22, 2008

David J Lesar
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010-4008

Dear Mr. Lesar,

This letter will certify that as of November 30, 2008 Northern Trust Corporation, as custodian, held for the beneficial interest of the Mercy Investment Program, 100 shares of Halliburton Common Stock. The shares are held in the name of the Howe & Co.

Further, please note that Northern Trust Corporation has continuously held Halliburton stock on behalf of the Mercy Investment Program since November 28, 2007.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 444-5538.

Sincerely,

Chris Robinson
Trust Officer
Account Manager

cc. SValerie Heinonen, o.s.u.

Mount St. Scholastica
Benedictine Sisters

December 1, 2008

David J. Lesar
Board Chair, President and CEO
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010

Dear Mr. Lesar:

The Benedictine Sisters of Mount St. Scholastica, Inc. have been interested in Halliburton's commitment to being a "good corporate citizen" by implementing a Code of Business Conduct in its global operations. We are concerned that our company's code does not address a major corporate responsibility issue: implementation, monitoring and enforcement of human rights protections.

I am hereby authorized to notify you of our intention to co- file this shareholder proposal with the Sisters of Charity of the Blessed Virgin Mary for consideration and action by the shareholders at the 2009 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2009 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 120 shares of Halliburton stock and intend to hold $2,000 worth through the date of the 2009 Annual Meeting. Verification of ownership will follow in a separate letter.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be: Sr. Gwen Farry, BVM at 312-641-5151 or gwenbvm@aol.com.

Sincerely,

Rose Marie Stallbaumer, OSB
Treasurer

Enclosure: 2009 Shareholder Resolution

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190
www.mountosb.org

Develop and Adopt Human Rights Policy

2009-- Halliburton Company

WHEREAS:

Halliburton is one of the world's largest providers of products and services to the oil and gas industries and has operations globally. For example, the 2007 Halliburton Corporate Sustainability Report states: "...we are fully global, with over 50,000 employees from 121 different countries, working on six of the seven continents and on the oceans in between."

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Worldwide, 99 companies have adopted explicit human rights policies addressing a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2006)

Our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Country Human Rights Reports 2005; http://www.state.gov/g/drl/rls/hrrpt/2005/)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Halliburton former subsidiary KBR has been linked to trafficking-related concerns, including substandard living conditions, extremely low wages and confiscating employee passports. (Chicago Tribune, 12-05; UPI, 4-25-06)

We recommend our company base its human rights policies on the Universal Declaration of Human Rights, the International Labor Organization's Core Labor Standards, and the United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (http://www1.umn.edu/humanrts/links/commentary.Aug2003.html)

RESOLVED:

Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2009.

Supporting Statement:

We recommend the review include:

1. A risk assessment to determine the potential for human rights abuses in locations, such as the Middle East and other war-torn areas, where the company operates.
2. A report on the current system in place to ensure that the company's contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.
3. Halliburton's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

Merrill Lynch

Global Wealth Management
2959 N. Rock Road Ste 200
Wichita, KS 67226-1193

T 316 631 3500 Main
T 800 777 3993
F 316 631 3525

December 1, 2008

Halliburton Company
David J. Lesar, Chairperson of the Board, President, CEO
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010

RE: Mt St Scholastica***FISMA & OMB Memorandum M-07-16***

Dear Mr. Lesar,

This letter shall serve as verification of ownership of 120 shares of Halliburton Company common stock by the Benedictine Sisters of Mount St. Scholastica, Inc. Shares are currently held in street name with Merrill Lynch Pierce, Fenner & Smith Inc. Ownership of stated shares by Mount St. Scholastica, Inc. has existed for well over one year, and will be held through the time of the annual meeting.

Please grant all privileges and consideration due the Benedictine Sisters of Mount St. Scholastica as prescribed by their length of ownership of Halliburton Company common stock.

Sincerely,

Jody Herbert

Jody Herbert, CA
Geringer, Laub, Haag & Associates

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

SISTERS
of ST. MARY
of OREGON

Community Care through Faith and Action

December 2, 2008

David J. Lesar
Board Chair and CEO
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010

Bethany Center

Community Service and Outreach

Dear Mr. Lesar:

With operations in 121 different countries, Halliburton is faced with the monumental challenge of respecting the human rights of its employees and the communities where it provides services and products. Fulfilling this responsibility requires a company to adopt and implement a human rights policy that is comprehensive, transparent and verifiable. We are concerned that Halliburton's Code of Business Conduct does not include such a human rights policy.

The Sisters of St. Mary of Oregon are co-filing the enclosed resolution with the Sisters of Charity of the Blessed Virgin Mary for action at the next annual meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the annual meeting to move the resolution as required by SEC rules.

The Sisters of St. Mary of Oregon is the beneficial owner of at least $2000 worth of Halliburton common stock. A letter verifying our ownership will be sent under separate cover. We have held stock in Halliburton for over one year and intend to maintain ownership through the annual meeting in 2009.

For matters relating to this resolution, please contact our authorized representative, Sister Gwen Farry, BVM, 312.641.5151, gwenbvm@aol.com

Thank you for your consideration.

Sincerely,

Sister Charlene Herinckx

Sister Charlene Herinckx, SSMO
Vicar General

Enc.: Resolution

Sister Barbara Jean Laughlin
Superior General

4440 SW 148th Avenue
Beaverton, OR 97007

Phone: 503-644-9181
Fax: 503-646-1102

www.ssmo.org

Develop and Adopt Human Rights Policy
2009-- Halliburton Company

WHEREAS:

Halliburton is one of the world's largest providers of products and services to the oil and gas industries and has operations globally. For example, the 2007 Halliburton Corporate Sustainability Report states: "...we are fully global, with over 50,000 employees from 121 different countries, working on six of the seven continents and on the oceans in between."

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Worldwide, 99 companies have adopted explicit human rights policies addressing a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2006)

Our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Country Human Rights Reports 2005; http://www.state.gov/g/drl/rls/hrrpt/2005/)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Halliburton former subsidiary KBR has been linked to trafficking-related concerns, including substandard living conditions, extremely low wages and confiscating employee passports. (Chicago Tribune, 12-05; UPI, 4-25-06)

We recommend our company base its human rights policies on the Universal Declaration of Human Rights, the International Labor Organization's Core Labor Standards, and the United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (http://www1.umn.edu/humanrts/links/commentary.Aug2003.html)

RESOLVED:

Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2009.

Supporting Statement:

We recommend the review include:
1. A risk assessment to determine the potential for human rights abuses in locations, such as the Middle East and other war-torn areas, where the company operates.
2. A report on the current system in place to ensure that the company's contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.
3. Halliburton's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

Basilian Fathers of Toronto

Corporate Responsibility Director

Margaret Weber
15015 Piedmont
Detroit, MI 48223
313-272-5820
weber@igc.org

November 28, 2008

David J. Lesar
Board Chair, President and CEO
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010

Dear Mr Lesar:

In conjunction with the Sisters of Charity of the Blessed Virgin Mary (BVM), the Basilian Fathers of Toronto submit the enclosed proposal *Develop and Adopt Human Rights Policy* for inclusion in the proxy statement for consideration and action by the 2009 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholder group will attend the annual meeting to move the resolution.

The Basilian Fathers are beneficial owners of over $2000.00 value of Halliburton stock. Verification of ownership is enclosed. We have held the stock for over one year and will continue to hold shares through the 2009 shareholders meeting.

Sincerely yours,

Margaret Weber

Margaret Weber
Corporate Responsibility Director
Basilian Fathers of Toronto

Enclosure: text of resolution and proof of ownership

Cc: Gwen Farry, Sisters of Charity BVM

Develop and Adopt Human Rights Policy
2009-- Halliburton Company

WHEREAS:

Halliburton is one of the world's largest providers of products and services to the oil and gas industries and has operations globally. For example, the 2007 Halliburton Corporate Sustainability Report states: "...we are fully global, with over 50,000 employees from 121 different countries, working on six of the seven continents and on the oceans in between."

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Worldwide, 99 companies have adopted explicit human rights policies addressing a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2006)

Our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Country Human Rights Reports 2005; http://www.state.gov/g/drl/rls/hrrpt/2005/)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Halliburton former subsidiary KBR has been linked to trafficking-related concerns, including substandard living conditions, extremely low wages and confiscating employee passports. (Chicago Tribune, 12-05; UPI, 4-25-06)

We recommend our company base its human rights policies on the Universal Declaration of Human Rights, the International Labor Organization's Core Labor Standards, and the United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (http://www1.umn.edu/humanrts/links/commentary.Aug2003.html)

RESOLVED:

Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2009.

Supporting Statement:

We recommend the review include:
1. A risk assessment to determine the potential for human rights abuses in locations, such as the Middle East and other war-torn areas, where the company operates.
2. A report on the current system in place to ensure that the company's contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.
3. Halliburton's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

RBC DEXIA
INVESTOR SERVICES

November 28, 2008

Ms. Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
15015 Piedmont
Detroit, MI 48223
USA

Dear Ms. Weber:

Re: The Basilian Fathers of Toronto ***FISMA & OMB Memorandum M-07-16***

In regards to your request for verification of holdings, the above referenced account currently holds 10,380.00 shares of Halliburton, common stock; the US book value was $ 282,622.44 as of November 28, 2007. Also, we confirm that RBC Dexia held these shares for more than a year.

Please feel free to contact me should you have any additional questions.

Sincerely,

Nader Hanna
Client Service Manager
Corporate & Institutional Services

RBC Dexia Investor Services Trust
77 King Street West
Royal Trust Tower, 12th Floor
Toronto, ON M5W 1P9
T 416-955-6371
F 416-955-6262
Email: nader.hanna@rbcdexia-is.com

www.rbcdexia-is.com

Catholic Healthcare West

November 21, 2008

David J. Lesar
Board Chair, President and CEO
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, TX 77010

Dear Mr. Lesar:

Catholic Healthcare West, in collaboration with Sisters of Charity of the Blessed Virgin Mary, hereby submits the enclosed proposal ***Develop and Adopt Human Rights Policy*** for inclusion in the proxy statement for consideration and action by the 2009 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. We would appreciate indication in the proxy statement that Catholic Healthcare West is a sponsor of this resolution.

Catholic Healthcare West has held over $2000.00 worth of Halliburton stock for more than one year, and we will continue to hold shares in the company through the stockholder meeting. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Sr. Susan Vickers, RSM

Susan Vickers, RSM
Vice President Community Health

cc: Julie Wokaty, ICCR Director of Publications
Sister Gwen Farry, Sisters of Charity of the Blessed Virgin Mary

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
415.438.5500 *telephone*
415.438.5724 *fax*

chwHEALTH.org

Develop and Adopt Human Rights Policy
2009-- Halliburton Company

WHEREAS:

Halliburton is one of the world's largest providers of products and services to the oil and gas industries and has operations globally. For example, the 2007 Halliburton Corporate Sustainability Report states: "...we are fully global, with over 50,000 employees from 121 different countries, working on six of the seven continents and on the oceans in between."

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Worldwide, 99 companies have adopted explicit human rights policies addressing a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2006)

Our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Country Human Rights Reports 2005; http://www.state.gov/g/drl/rls/hrrpt/2005/)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Halliburton former subsidiary KBR has been linked to trafficking-related concerns, including substandard living conditions, extremely low wages and confiscating employee passports. (Chicago Tribune, 12-05; UPI, 4-25-06)

We recommend our company base its human rights policies on the Universal Declaration of Human Rights, the International Labor Organization's Core Labor Standards, and the United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (http://www1.umn.edu/humanrts/links/commentary.Aug2003.html)

RESOLVED:

Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2009.

Supporting Statement:

We recommend the review include:
1. A risk assessment to determine the potential for human rights abuses in locations, such as the Middle East and other war-torn areas, where the company operates.
2. A report on the current system in place to ensure that the company's contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.
3. Halliburton's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.